150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20170512221-93
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time: 12/04/2017 2:20 PM
	Entity Number: C14318-2000

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

FTE Networks, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

EIGHTH: This Certificate of Designation of Series G Convertible Preferred Stock is as follows:

A. There is hereby created from the Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), authorized under the Articles of Incorporation, a series of preferred stock designated as Series G Convertible Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"). The authorized number of shares of the Series G Preferred Stock is one thousand seven hundred and eighty (1,780) shares.

B. The rights of the Series G Preferred Stock shall be junior and subordinate to the rights of any shares of Preferred Stock issued prior to the date of this Certificate of Designation (collectively, the "Senior Preferred Stock"). SEE ATTACHED EXHIBIT FOR FULL TEXT.)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
SERIES G CONVERTIBLE PREFERRED STOCK
OF
FTE NETWORKS, INC.

Pursuant to Section 78.1955 of Nevada Revised Statutes

FTE Networks, Inc., a Nevada corporation (the "Corporation"), does hereby certify that:

FIRST: The original articles of incorporation of the Corporation were filed with the Secretary of State of Nevada on May 22, 2000, amended and restated on February 15, 2008, and amended and restated on April 24, 2008. The articles of incorporation of the Corporation as such may be amended or restated from time to time, are referred to herein as the "Articles of Incorporation."

SECOND: The Certificate of Designation of Series B Preferred Stock was filed on June 19, 2008, and amended and restated on July 14, 2008.

THIRD: The Certificate of Designation of Series C Preferred Stock was filed on March 25, 2011, amended on May 11, 2011, and further amended on October 14, 2011.

FOURTH: The Certificate of Designation of Series D Preferred Stock was filed on June 17, 2013.

FIFTH: The Certificate of Designation of Series E Preferred Stock was filed on June 17, 2013.

SIXTH: The Certificate of Designation of Series F Preferred Stock was filed on November 2, 2015.

SEVENTH: This Certificate of Designation of Series G Convertible Preferred Stock was duly adopted in accordance with the Articles of Incorporation and Section 78.1955 of the Nevada Revised Statutes (the "NRS") by the written consent of the Board of Directors of the Corporation on December 4, 2017 and filed with the Secretary of State of Nevada on December 4, 2017. No shares of Series G Preferred Stock have been issued as of the date hereof.

EIGHTH: This Certificate of Designation of Series G Convertible Preferred Stock is as follows:

A. There is hereby created from the Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), authorized under the Articles of Incorporation, a series of preferred stock designated as Series G Convertible Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"). The authorized number of shares of the Series G Preferred Stock is one thousand seven hundred and eighty (1,780) shares.

B. The rights of the Series G Preferred Stock shall be junior and subordinate to the rights of any shares of Preferred Stock issued prior to the date of this Certificate of Designation (collectively, the "Senior Preferred Stock"). As long as any shares of Series G Preferred Stock are outstanding, the Series G Preferred Stock will rank senior to all other shares of the Corporation's Preferred Stock (the "Junior Preferred Stock") and to the Corporation's common stock, par value $0.001 per share (the "Common Stock").

C. The rights, preferences and privileges of the Series G Preferred Stock are as follows:

(1) Voting Rights. The holders of the shares of the Series G Preferred Stock (each a "Holder," and collectively the "Holders") shall not be entitled to vote on any matters submitted or required to be submitted to a vote of the stockholders of the Corporation.

(2) Conversion of Shares of Preferred Stock.

(a) Conversion of Series G Preferred Stock. Shares of Series G Preferred Stock shall be convertible into shares of Common Stock on the terms and conditions set forth in this Section 2. The term "Conversion Shares" shall mean the shares of Common Stock issuable upon conversion of shares of the Series G Preferred Stock. The Corporation shall not issue any fractional shares of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series G Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fractional share of Common Stock. If, after the aforementioned aggregation, the issuance would result in the issuance of a fractional share of Common Stock, the Corporation shall, in lieu of issuing such fractional share, issue one whole share of Common Stock to the Holder thereof.

(b) Conversion Time. Each share of Series G Preferred Stock shall become convertible into one hundred (100) shares of Common Stock, subject to adjustment for stock splits, stock combinations and the like (a "Conversion"), in whole or in part at any time and from time to time commencing on the date that is one hundred twenty (120) days from the date hereof.

(c) Mechanics of Conversion.

(i) Shares of Series G Preferred Stock converted pursuant to Section 2(a) shall be deemed to be converted on the date on which the Preferred Stock Certificates representing the shares of Series G Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction), are submitted to the Corporation in connection with such conversion, and such Series G Preferred Stock Certificates shall be deemed to represent the right to receive Conversion Shares (the "Conversion Date"). To receive Conversion Shares subsequent to a Conversion, each Holder shall (i) transmit by facsimile (or otherwise deliver) a copy of an executed notice of conversion (the "Conversion Notice") to the Corporation, and (ii) surrender to

a common carrier for delivery to the Corporation within three (3) business days of such facsimile transmission or delivery such Holder's Preferred Stock Certificates.

(ii) On or before the fifth (5th) Business Day following the Conversion Date, the Corporation shall (x) issue and deliver a certificate, registered in the name of the Holder or its designee for the number of shares of Common Stock to which the Holder shall be entitled or (y) provided that the Conversion Shares have been registered under the Securities Act, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to such Holder's or its designee's balance account with the Depository Trust Corporation through its Deposit Withdrawal Agent Commission system. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of shares of Series G Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(c) Status of Converted Shares. In the event any shares of Series G Preferred Stock shall be converted pursuant to Section 2 hereof, the shares of Series G Preferred Stock so converted shall be canceled and shall not be reissued as shares of Series G Preferred Stock.

(3) Reservation of Authorized Shares. The Corporation shall, for so long as any of the shares of Series G Preferred Stock are outstanding and convertible pursuant to Section 2 hereof, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series G Preferred Stock, 100% of such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of Series G Preferred Stock then outstanding.

(4) Preferred Rank. The rights of the shares of Series G Preferred Stock, to the extent applicable and as set forth herein, shall be subject to the preferences and relative rights of any shares of Preferred Stock issued and outstanding as of the date hereof.

(5) Vote to Issue, or Change the Terms of Shares of Series G Preferred Stock. The affirmative vote of the Holders owning not less than a majority of the aggregate number of then-issued and outstanding shares of Series G Preferred Stock at a meeting duly called for such purpose, or by the written consent without a meeting of the Holders of not less than a majority of the then outstanding shares of Series G Preferred Stock shall be required for any direct and/or indirect amendment to the Corporation's Articles of Incorporation, this Certificate of Designation or the Corporation's Bylaws which would directly and/or indirectly amend, alter, change, repeal or otherwise adversely affect any of the powers, designations, preferences and rights of the shares of Series G Preferred Stock.

(6) Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series G Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Corporation in customary form and in the case of mutilation, upon surrender and cancellation of the shares of

Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred share certificate(s) of like tenor and date.

(7) **Notices**. Whenever notice is required to be given hereunder, unless otherwise provided herein, such notice shall be given in writing and will be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (a) if to the Corporation, at the Corporation's executive offices or (b) if to a Holder, at the address set forth on Corporation's books and records.

(8) **Liquidation**. Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each Holder of Series G Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, the same payment or setting apart for payment of any amount for, or the same distribution of any assets of the Corporation to the holders of each share of the Corporation's Common Stock multiplied by 100 (subject to adjustment for transactions of the type referred to in Section 9 hereof). If upon any such distribution the assets of the Corporation shall be insufficient to pay the Holders of the outstanding shares of Series G Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the Series G Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such Holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full. Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

(9) **Certain Adjustments**.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while the Series G Preferred Stock is outstanding, shall: (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series G Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, the number of shares of Common Stock to be issued upon Conversion of the Series G Preferred Stock, and the amount of assets to be paid to the holders of Series G Preferred Stock upon the liquidation, dissolution or winding up of the Company, shall be appropriately adjusted so that the Holders of Series G Preferred Stock shall be treated by the Company equitably relative to all other holders of capital stock of the Company. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) Fundamental Transaction. If, at any time while the Series G Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of this Series G Preferred Stock, the Holders shall have the right to receive, for each Share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one hundred shares of Common Stock.

(c) Distribution. If the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a "Distribution"), then the Holders of Series G Preferred Stock shall be entitled, in connection with such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon conversion had such holder been the Holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

(10) Amendment. The provisions hereof and the Certificate of Incorporation, as amended, of the Corporation shall not be amended in any manner which would adversely affect the rights, privileges or powers of the Series G Preferred Stock without, in addition to any other vote of stockholders required by law, the affirmative vote of the Holders of a majority of the outstanding shares of Series G Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, this Certificate of Designation was duly adopted by the Board in accordance with the Articles of Incorporation and Section 78.1955 of the NRS and executed as of December 4, 2017.

FTE NETWORKS, INC.,
a Nevada corporation

By: Michael Palleschi
Chief Executive Officer